Exhibit 99.1

Rogers Communications Inc. Announces Successful Completion of Consent Solicitations for Senior Notes to Facilitate Subsidiary Equity Investment

TORONTO, April 16, 2025—Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) (“Rogers”) today announced that, in connection with its previously announced consent solicitations, it has received the requisite consents to amend the indentures governing each of the notes listed below (the “Notes”) as reported by the tabulation agents and as contemplated by such consent solicitations.

As a result, Rogers will execute amendments to the indentures governing the Notes to (i) unequivocally clarify that the subsidiary equity investment previously announced by Rogers is not subject to the covenant limiting debt of Rogers’ subsidiaries or the other negative covenants of, and is otherwise permitted by, and does not constitute a default under, the applicable indentures and (ii) with respect to the Shaw Notes (as defined below), amend the indentures to align certain non-financial terms with the corresponding terms in the indentures governing the other Canadian dollar denominated Notes issued by Rogers.

Series of Notes (US dollar denominated)	Series of Notes (Canadian dollar denominated)
3.625% Senior Notes due 2025	5.65% Senior Notes due 2026
2.90% Senior Notes due 2026	3.65% Senior Notes due 2027
3.20% Senior Notes due 2027	5.70% Senior Notes due 2028
5.00% Senior Notes due 2029	3.75% Senior Notes due 2029
3.80% Senior Notes due 2032	3.25% Senior Notes due 2029
5.30% Senior Notes due 2034	5.80% Senior Notes due 2030
7.50% Senior Notes due 2038	4.25% Senior Notes due 2032
4.50% Senior Notes due 2042	5.90% Senior Notes due 2033
4.50% Senior Notes due 2043	6.68% Senior Notes due 2039
5.45% Senior Notes due 2043	6.11% Senior Notes due 2040
5.00% Senior Notes due 2044	6.56% Senior Notes due 2041
4.300% Senior Notes due 2048	5.25% Senior Notes due 2052
4.350% Senior Notes due 2049	3.80% Senior Notes due 2027(1)
3.700% Senior Notes due 2049	4.40% Senior Notes due 2028(1)
4.55% Senior Notes due 2052	3.30% Senior Notes due 2029(1)
8.750% Senior (Secured) Second Priority Debentures due 2032	2.90% Senior Notes due 2030(1)
6.75% Senior Notes due 2039(1)
4.25% Senior Notes due 2049(1)

(1)	Denotes Notes originally issued by Shaw Communications Inc. (collectively, the “Shaw Notes”)

The consent solicitations expired as of 5:00 p.m. (ET) on April 15, 2025 (the “Expiration Time”). Rogers, Rogers Communications Canada, Inc., as Guarantor, and the applicable trustee will execute supplemental indentures for each series of Notes to amend the applicable indentures as described above. Each supplemental indenture will be effective when executed, but will not become operative if the applicable consent fees are not paid to the applicable depositary or tabulation agent.

Subject to the terms and conditions of the applicable consent solicitation, Rogers will pay the applicable consent fees to the applicable depositary or tabulation agent for distribution to holders of the Notes who delivered valid consents (and did not, in the case of the US dollar denominated Notes, validly revoke such consents) prior to the Expiration Time (i) in the case of the Shaw Notes, on the earlier of the third business day following the execution of the applicable supplemental indenture and the date of consummation of the subsidiary equity investment and (ii) in the case of all other Notes, on the date of consummation of the subsidiary equity investment. The consummation of the subsidiary equity investment is expected to occur during the second quarter of 2025.

This press release is for informational purposes only and does not amend the consent solicitations, which have expired and were made solely on the terms and subject to the conditions set forth in the applicable consent solicitation statement. Further, this press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities. The consent solicitation statements do not constitute a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. Copies of the consent solicitation statements may be obtained from D.F. King & Co., Inc., the Information and Tabulation Agent for the consent solicitations relating to the US dollar denominated Notes at (212) 269-5550 (banks and brokers), (866) 828-6934 (all others, toll free), or email at rci@dfking.com and TSX Investor Solutions Inc., the Information Agent for the consent solicitations relating to the Canadian dollar denominated Notes, at (866) 356-6140 (toll free) or email at rogersconsent@tmx.com. Any persons with questions regarding the consent solicitations relating to the US dollar denominated Notes should contact the Lead Solicitation Agents as follows:

BofA Securities

Bank of America Tower

620 South Tryon Street, 20th Floor

Charlotte, North Carolina 28255

Attn: Liability Management Group

Collect: (980) 387-3907

Toll Free: (888) 292-0070

Email: debt_advisory@bofa.com

RBC Capital Markets, LLC 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: +1 (877) 381-2099 Call: +1 (212) 618-7843 Email: liability.management@rbccm.com	Scotia Capital (USA) Inc. 250 Vesey Street New York, NY 10281 Attn: Debt Capital Markets Toll Free: +1 (800) 372-3930 Collect: +1 (212) 225-5559 Email: LM@scotiabank.com

Any persons with questions regarding the consent solicitations relating to the Canadian dollar denominated Notes should contact the Lead Solicitation Agents as follows:

Merrill Lynch Canada Inc. Brookfield Place Bay/Wellington Tower 181 Bay Street, Suite 400 Toronto, Ontario M5J 2V8 Toll-Free: (888) 292-0070 Collect: (980) 387-3907 E-Mail: debt_advisory@bofa.com

RBC Dominion Securities Inc.

200 Bay Street, Royal Bank Plaza North

Tower, 2nd Floor

Toronto, Ontario M5J 2W7

Attention: Liability Management Group

Telephone (Local): (416) 842-6311

Telephone (Toll-Free): (877) 381-2099

E-Mail: liability.management@rbccm.com

Scotia Capital Inc. 40 Temperance Street 4th Floor Toronto, Ontario M5H 0B4 Collect: 1-416-863-7438 E-mail: LM@scotiabank.com Attention: Liability Management

Caution Concerning Forward-Looking Statements

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”) about, among other things, the payment of the consent fees and consummation of the subsidiary equity investment.

This forward-looking information is based on a number of expectations and assumptions as of the date of this news release. Actual events and results may differ materially from what is expressed or implied by forward-looking information if the underlying expectations and assumptions prove incorrect or our objectives, strategies or intentions change or as a result of risks, uncertainties and other factors, many of which are beyond our control, including, but not limited to, (1) we may not complete the subsidiary equity investment on the anticipated terms or at all and (2) the other risks described under the headings “About Forward Looking Information” and “Risks and Uncertainties Affecting our Business” in our management’s discussion and analysis for the year ended December 31, 2024. We are under no obligation to update or alter any statements containing forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For more information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com